Cox Communications, Inc. 2002 Summary Annual Report

How Do You Measure Success?



ARIS
P.E. 12-31-02
1-6540
APR 14 2003
1086



03055282



PROCESSED
APR 15 2003
THOMSON
FINANCIAL


COMMUNICATIONS

Cox Communications is a leading broadband communications company delivering video, voice and Internet services to residential and commercial customers via advanced digital broadband networks.

Financial Highlights

COX COMMUNICATIONS, INC.

(Thousands of Dollars)	2002	2001	2000
Revenues	$ 5,038,598	$ 4,253,203	$ 3,673,748
Operating Cash Flow[a]	1,779,239	1,420,958[b]	1,377,322
Net Income (Loss)	(274,039)	755,001	1,925,255
Capital Expenditures	1,932,416	2,205,451	2,188,168
Total Assets	25,005,149	25,061,436	24,720,824
Debt	7,315,997	8,417,675	8,543,762
Employees (end of year)	21,621	20,748	18,929
Total Basic Customers	6,280,849	6,237,888	6,193,317
Operating Cash Flow Margin	35.3%	33.4%[b]	37.5%

Reconciliation of operating income (loss) to operating cash flow:

	2002	2001	2000
Operating Income (Loss)	$ 417,417	$ (118,253)	$ 140,835
Depreciation and Amortization	1,357,906	1,539,211	1,236,487
Loss on Sale of Cable Systems	3,916	–	–
Operating Cash Flow[a]	1,779,239	1,420,958	1,377,322

(a) Operating cash flow is not a measure of performance calculated in accordance with accounting principles generally accepted in the Unites States. Cox defines operating cash flow as operating income before depreciation, amortization and loss on sale of cable systems.

(b) Operating cash flow and the operating cash flow margin for the year ended December 31, 2001 include a one-time non-recurring charge of $150.2 million related to the continuation of Excite@Home high-speed Internet services and the transition to Cox High Speed Internet service.

Cox is presenting condensed consolidated financial information in this Summary Annual Report. For comprehensive consolidated financial data, please refer to Cox's Annual Report on Form 10-K. This Summary Annual Report includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements relating to Cox's future plans, earnings, objectives, expectations, performance and similar projections, as well as any facts or assumptions underlying these statements or projections. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or those Cox anticipates. Factors that could have a material and adverse impact on Cox's business are identified in the discussion of risk factors in Cox's Annual Report on Form 10-K. Cox undertakes no obligation to release publicly the results of any revisions to forward-looking statements made in the Summary Annual Report to reflect events or circumstances after the date of this Summary Annual Report or to reflect the occurrence of unanticipated events.



ow do you measure success? At Cox, we measure successful performance in a multitude of ways. From the many choices we provide customers, to their high level of satisfaction ... from the power of our broadband network, to the multiple revenue streams it enables ... from our demonstrated commitment to our communities, to the thousands of schools that receive complimentary Cox services...from the experience of our management teams, to the many hours of professional development and training we provide all employees. Following is a closer look at just a few of the many numbers that count at Cox. When you add them up, the sum is clear: Cox is strong, stable, successful.



Cox's bundle of cable, telephone and high-speed Internet services



50%

Improvement in customer retention among three-product customers




BUNDLED CUSTOMERS
(Customers subscribing to at least two Cox services)
IN MILLIONS
1,800
1,350
900
450
00
01
02

Bundling is more than a buzz word at Cox. It's a fundamental business strategy. Our goal is to provide multiple choices to our customers as we create multiple revenue streams for our company. At the end of 2002, Cox Digital Cable was available to 97% of the 10.2 million homes passed by Cox's broadband networks. Ninety-six percent of our homes passed could choose Cox's high-speed Internet service, while 40% had access to Cox Digital Telephone.

One-quarter of all Cox customers subscribe to at least two of our three major services, while nearly half of our telephone customers subscribe to the complete bundle of cable, phone and high-speed Internet. Among three-product customers, customer retention improves by 50% on a monthly basis, underscoring the fact that customers value the bundle and want to do business with a company that can provide a full-service package of powerful products.

Cox's 21,621 employees nationwide are experts in the broadband business, and contribute daily to Cox's reputation as the leader in customer satisfaction in our industry. To ensure that the company retains its leadership position and that we continue being visionaries, employee development and training are paramount. In fact, employees in jobs that interface directly with customers receive an average of 50 hours of advanced training every year on Cox products, sales and service, and other important topics. Further, across our company, we actively cultivate diversity in all its forms – among our employees and suppliers, and in our product offerings and community relations initiatives. Cox believes that there are as many reasons to focus on diversity as there are Cox customers and potential customers – more than 10.2 million of them. We must cultivate a workforce representative of the defining traits of our customers and communities. The diversity of our people, products and partners naturally stimulates a diversity of perspectives, which drives business growth, enhances shareholder return, and creates a productive, enjoyable and envied company culture.

Cox's senior leaders at corporate and field locations have on average 16 years of experience at Cox.* These visionaries and their rich depth of expertise help ensure that Cox will continue to successfully execute its vision for delivering high-quality, reliable, advanced communications and entertainment services.

*Includes years of service at companies acquired by Cox.

Average years of service among Cox senior leaders


16

21,621

Broadband visionaries




ADVANCED
BROADBAND
SERVICES
REVENUE GENERATING UNITS
(IN MILLIONS)
4,000
3,000
2,000
1,000
DIGITAL CABLE
HIGH-SPEED INTERNET
DIGITAL TELEPHONE
00
01
02

96%

of Cox homes passed can receive advanced, two-way services



Ninety-six percent of Cox's 10.2 million homes passed can receive two-way advanced services including Cox High Speed Internet and Cox Digital Cable. In addition, Cox Digital Telephone is available to four in 10 Cox homes, with the footprint growing every year. Further, we're developing new advanced services, including entertainment on demand, high-definition TV, digital video recording, voice over IP telephony, home networking and gaming services, that can be delivered over our powerful broadband networks. Companywide, 90% of our 115,000 miles of broadband plant is upgraded to a 750 MHz hybrid-fiber-coax platform, offering the highest performance and reliability.

Today, Cox serves 6.3 million basic cable customers. In addition, at the end of 2002, those customers had nearly 4 million subscriptions – or revenue generating units (RGUs) – of the company's major advanced services. The chart above shows the growth in advanced-service RGUs over the past three years.

Cox Digital Telephone is a critical piece of Cox's bundle of advanced services, and one that helps further distinguish Cox from its peers and competitors. More than 718,000 customers choose Cox for their phone service, making and receiving an average of 24 million calls a day. Thanks to Cox's integrated billing and service platform, those customers are ensured a convenient, efficient customer care experience.

3,923

24,000,000

Phone calls transported every day over our broadband networks



734

Advanced-service revenue generating units



From 2000 to 2002, Cox's operating cash flow (OCF)* increased 13.7% on an annual compound growth rate basis – which is even more notable considering the economic uncertainty during the period. That achievement has been the result of solid customer growth, success in providing new advanced services and operational efficiencies. As a result of this OCF growth, as well as declining capital expenditures as we complete the upgrade of our broadband networks, Cox expects to be free cash flow* positive for the full year 2003. This underscores our fundamental financial strength and stability, as well as financial flexibility that will allow us to continue creating value and to capitalize on future growth opportunities.

OPERATING CASH FLOWS
IN THOUSANDS OF DOLLARS


$1,800
$1,350
$900
$450
00
01
02

CAPITAL EXPENDITURES
IN THOUSANDS OF DOLLARS


$2,300
$1,725
$1,150
$575
00
01
02

TOTAL REVENUES
IN THOUSANDS OF DOLLARS


$5,000
$3,750
$2,500
$1,250
00
01
02

13.7%

Annual operating cash flow growth 2000-2002

*Operating cash flow and free cash flow are not measures of performance calculated in accordance with accounting principles generally accepted in the United States; see Financial Highlights on the inside front cover for a reconciliation of operating cash flow to operating income.

Dear Fellow Shareholders:


COX
COMMUNICATIONS



James O. Robbins
President and CEO

James C. Kennedy
Chairman of the Board

In so many ways, 2002 was the defining year we had projected, highlighted by strong growth and excellent execution of Cox's business strategies. In fact, the company registered unprecedented achievement in several areas, including phenomenal growth in "bundled" customers, with a record number of Cox customers now subscribing to multiple services. It was a year which, more than ever, demonstrated that the cumulative effect of our long-term growth initiatives is paying off. Our consistently strong performance clearly differentiates us from our peers and competitors.

Beyond our immediate control, of course, 2002 was anything but predictable. In our industry and in the broader market, the weak economy, corporate bankruptcies and scandals, management turnover and funding issues were a considerable concern and distraction. However, these issues did not directly affect Cox. Our employees exhibited remarkable focus in the face of tremendous potential distractions. Their attention remained unwaveringly on serving customers well and executing our operating strategies, and the year's results prove their efforts successful.

In difficult environments, the foundation of a company matters most and becomes clear to all. In Cox's case, that foundation is one of integrity, corporate responsibility and a high standard of ethics, as it has been since the founding of our majority shareholder, Cox Enterprises, in 1898. Those attributes are at the center of Cox's culture. In such uncertain times, Cox employees demonstrate clearly and unequivocally the critical value of the company's culture, diversity, stability and strategic assets: our management strength, superior network, excellent customer service, robust product offerings, integrated IT platform and localism. The end result is credibility, consistency and industry leadership that our stakeholders know they can depend on from Cox. We are demonstrating to the industry and the market in general not only what Cox Communications can become, but what broadband can become...how to successfully tap the potential of this powerful technology...how to deliver services seamlessly and efficiently...and how to create an unmatched package of choice, value and convenience for customers.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Cox achieved solid financial and operational growth in 2002. Total revenues grew 18% to $5.04 billion. Operating cash flow (operating income before depreciation, amortization and loss on sale of cable systems), which we consider a key indicator of our financial performance, increased 25% to $1.78 billion. This reflects the inclusion of a one-time non-recurring net charge in 2001 of $150.2 million, associated with the continuation of Excite@Home high-speed Internet service and the transition to Cox High Speed Internet following the bankruptcy of Excite@Home. Excluding the impact of the high-speed Internet transition-related charge, operating cash flow increased 13%. We also reduced capital expenditures by approximately $270 million over 2001.

Operationally, we grew our total customer relationships by more than 2% in 2002, with record growth of our high-speed Internet and telephone services and solid growth in basic-cable and digital cable customers. In all, we added a record 1.2 million revenue generating units (RGUs) of our advanced services: digital cable, high-speed Internet and telephone. Cox Digital Cable



grew by more than 413,000 customers, ending the year with a total of 1.8 million customers. Its penetration to total basic-cable customers grew from 22.2% in 2001 to 28.6% in 2002. We added a record 524,000 high-speed Internet customers in a year in which we transitioned customers to our own Cox-managed Internet protocol (IP) backbone and data services with minimal disruption. We ended the year with 1.4 million high-speed Internet customers, increasing the penetration of customers to Internet-ready homes from 9.8% to 14.4%. We also experienced tremendous growth of Cox Digital Telephone, which grew by more than 58%, ending the year with 718,000 customers and penetration to telephony-ready homes of 17.5%. Growth in our core basic-cable customers was about 1%, marking an improvement over 2001.

We continued to pursue development of new services that can be leveraged over our powerful broadband networks and enhance the convenience, value and choice we deliver customers. We expanded our entertainment on demand (EOD) service within two markets, launched high-definition TV (HDTV) in five markets, introduced digital video recording (DVR) in two markets in early 2003, continued development of new products including home networking, home security and voice over Internet protocol (VoIP) telephony, and actively pursued other new technologies, services and product features. In a historic partnership, the cable and consumer electronics industries announced a groundbreaking agreement that paves the way for plug-and-play TV sets that will allow customers access to HDTV and digital cable without the need of a separate set-top box.

Cox's commercial business revenues grew 52% in 2002 to $218.8 million. We continue to deliver an expanding range of voice, data and video solutions to our business clients. We now have agreements in place with all major long distance carriers to provide local access to their customers on our fiber network, increasing carrier revenue significantly over 2001.

Advertising sales rebounded from 2001, with a 12% increase to $378.1 million. In early 2003, our advertising sales division changed its named from CableRep Advertising to Cox Media. The new name is a reflection of the expanding array of advertising solutions Cox Media offers, as well as the reputation it shares with Cox Communications for high-quality products and superior customer service.

We achieved a significant benchmark in 2002 that no other major broadband services company has matched. At the end of the year, we had as many RGUs – subscriptions of analog and digital cable, high-speed Internet and telephone – as homes passed: 10.2 million. We also surpassed 1 million total RGUs in two individual markets, Phoenix and San Diego. For an industry that traditionally defined itself by basic penetration, Cox's RGU achievements highlight a new reality: The digital bundle is the growth engine of our company, now and in the future. Our success in bundling, in addition to other areas of industry leadership, contributed to Cox's being named Operator of the Year by two industry publications, *Multichannel News* and *Communications Technology*.

Cox Communications' foundation is one of integrity, corporate responsibility and a high standard of ethics, as it has been since the founding of our majority shareholder, Cox Enterprises, in 1898.

BANKING ON THE BUNDLE

2002 was an excellent year for bundling, surpassing even the tremendous results of 2001, and we foresee continued growth in 2003. In 2002, the number of bundled customers grew by 53% to 1.7 million, and 25% of Cox customers now subscribe to more than one of our three major services (cable, high-speed Internet and telephone). But Cox's bundling "triple play" is about more than impressive statistics and growth. It's about re-defining the company as a multi-product provider that is adding value to customers' lives by being a "Friend in the Digital Age," as our brand promise states. Cox remains the only major broadband operator offering the full bundle of services, supported by a single, integrated back-office platform. This gives customers the flexibility to make one call regarding any and all of their services, receive a single bill for all services, and receive multiple services at a discount.

The bundle has increased penetration and operational efficiencies, reduced customer churn, and provided us a clear competitive advantage that other providers can't match. Notably, bundling – as not just a marketing campaign, but as a fundamental operating philosophy – has diversified our company and made us less reliant on one single service. In 2001, for instance, revenue from our non-video services accounted for 25% of total revenues. In 2002, that number increased to 32%, indicating an important shift in our company several years in the making. When we first began offering advanced services in 1996, our goal was to leverage the power of our broadband networks to create multiple revenue streams. Our success since then, clearly defined by our 2002 achievements, strongly validates that strategy.

2003 ENVIRONMENT AND GOALS

The successes of 2002 provide tremendous momentum as we approach 2003 and beyond. That momentum will be critical as we face continuing challenges. One of our biggest challenges is the pressure of soaring programming costs, particularly for sports programming. Cox pays the owners of cable networks for the right to deliver the networks to our customers, and the price of those networks has increased dramatically over the past few years. In 2002, for instance, our programming expenses increased 12%, while the price we in turn charged our customers increased by an average of about 5%. The pressure to keep our prices competitive while programming expenses rise unabated continues to mount not only for Cox, but for other cable companies and other competitors. Controlling these costs will be critical to the ongoing success of our company and to the value equation for consumers. We hope that our programming suppliers will work with distributors such as Cox to control costs for the mutual benefit of operators and programmers, but, most importantly, consumers.

The employees of Cox Communications demonstrate clearly and unequivocally the critical value of the company's culture, diversity, stability and strategic assets: our management strength, superior network, excellent customer service, robust product offerings, integrated IT platform and localism.

The new year is further clouded by the overhang of a continued weak economy, concerns about war and terrorism, intense competition and close scrutiny from Wall Street on quarter-by-quarter performance. We hope that the market focus can broaden to once again show appreciation for basic business fundamentals and the long-term strength and growth potential they deliver – not just short-term results and the issues befalling other companies in the broader market.

With challenges come opportunities, however, and Cox historically has demonstrated a keen ability to capitalize on opportunities. Success in doing so this year will be dependent upon our continuing to focus on clear business strategies. The metrics Wall Street uses to measure our industry are ever changing – moving now toward free cash flow and reduced capital expenditures, and away from growth in operating cash flow. We have told Wall Street that we expect to be free cash flow positive for all of 2003. We will achieve this goal by continuing to focus on four critical areas: 1) growing our customer base, 2) enhancing our competitive position, 3) controlling costs, and 4) concentrating on customer service. It is clear, then, that the theme for the year will be balance. Balance of executing today and planning effectively for the future... of funding our operations and growth of new services while generating free cash flow... of innovation and thorough preparation... of taking care of customers while enhancing our margins.

We will capitalize on opportunities for vertical growth by layering new services onto our broadband networks and creating innovative ways to bundle and price them, and continuing the solid growth of our existing services. In the Internet business, for instance, we continue our strong market share, with seven out of 10 high-speed customers in our markets choosing Cox over DSL. With high-speed Internet now available to 96% of Cox's homes passed, our focus is on increasing penetration and emphasizing the value of this unique, "always-on," reliable high-speed product. We'll also continue to improve margins and incremental returns by offering customers the convenience of self-installation and modem purchase, and managing our own IP backbone to drive down costs.

For an industry that traditionally defined itself by basic penetration, Cox's RGU achievements highlight a new reality: The digital bundle is the growth engine of our company, now and in the future.

Cox has proven to be a robust competitor in providing local and long distance telephone services. In 2002, Cox Digital Telephone grew by an average of 5,093 net additions per week, 26.8% greater than in 2001. Penetration of customers to telephony-ready homes is now 17.5% companywide and greater than 30% marketwide in Orange County, Calif., and Omaha, Neb., our first two telephone markets. Phone service is available to more than 40% of homes passed and will continue to increase in 2003 as we drive the service deeper into existing markets and launch our 10th phone market, Kansas, in the first half of the year. We continue to increase the breadth and depth of our phone offerings, as well as the margin on our phone product. On the competitive front, we have seen virtually no significant impact on our net additions in markets where additional competitive telephone companies have entered the market. Long distance penetration among our telephone customers actually increased to 76.4% at the end of 2002 despite long-distance entry from the regional Bell operating companies in all but one of our telephone markets. In short, we are winning profitable market share despite competitive pressures. In 2003, we will continue to explore cost-effective ways to expand our phone service footprint, including VoIP technology.

In our core video business, we continue to add basic customers and have seen digital cable stem the growth of satellite TV in our markets. Satellite penetration in Cox markets is about half the national average, which we attribute to our upgraded network, strong customer relationships, three-product bundling strategy and the ultimate value of our products. However, satellite continues to present a strong competitive challenge to cable. Our ability to meet this challenge is dependent largely upon our focusing on the competitive advantages of our products and making those advantages relevant to customers – including the benefits of our local service, our ability to bundle products, and the price and programming parity of digital cable versus other video options. Additionally, we view entertainment on demand as a strong competitive asset and will continue to drive it deeper into existing markets and apply our experience as we expand it into new markets. HDTV is now available to approximately 50% of homes passed, with the remainder of our markets scheduled to launch upon delivery of the boxes and software. We see EOD and HDTV, as well as digital video recording, as attractive services to complement and drive demand of our video offerings and enhance their value to consumers.

BLUEPRINT FOR OUR CONTINUED SUCCESS

Our approach to business in 2003 and beyond will not be radically different than it has been over our years of solid growth. Consistency is key. We have a strong platform and strong people, and we leverage the power of both to maximum advantage for our company, employees, customers and shareholders. We listen to and care about customers, and are committed to delivering them choice, convenience and value. We are also committed to cultivating diversity in our workforce, product offerings and supplier relationships. We employ a measured approach to innovation – striking a balance between innovating and risk taking. And we focus intently on creating significant, sustained long-term value. We have a strong, flexible balance sheet and are intently focused on the fundamentals of our business. Our attention is on executing our proven strategy and moving ahead with our disciplined approach to growth. We're a high-road company. We run our business ethically. We're strong and stable.

We have told Wall Street that we expect to be free cash flow positive for all 2003. We will achieve this goal by continuing to focus on four critical areas: 1) growing our customer base, 2) enhancing our competitive position, 3) controlling costs, and 4) concentrating on customer service.

Thank you for your trust in our ability to harness that foundation for continued growth and long-term success.

Sincerely,



James C. Kennedy
Chairman of the Board



James O. Robbins
President and CEO

March 4, 2003




COX
COMMUNICATIONS

CABLE TELEVISION

Our core business is delivering cable programming. We are the nation's fourth-largest cable provider, serving 6.3 million customers in 22 states. In addition to traditional cable television service, we also offer Cox Digital Cable, an advanced video service featuring expanded programming choices, digital-quality picture and sound, and enhanced viewing control.

HIGH-SPEED INTERNET ACCESS

Through Cox High Speed Internet service, customers enjoy an Internet connection that is powerful, robust, always-on and substantially faster than phone modems.

RESIDENTIAL TELECOMMUNICATIONS

Cox Digital Telephone is a reliable, competitively priced alternative for local and long distance service. The extensive capacity of our facilities-based network allows Cox Digital Telephone to deliver customers numerous advantages over traditional telephone service, including second lines and calling features at significant savings.

COMMERCIAL TELECOMMUNICATIONS

Through Cox Business Services, we offer commercial customers a wide range of telecommunications services, including local and long distance telephone, data transport networks, Internet access and work-at-home solutions.



ADVERTISING

Cox Media (formerly CableRep Advertising) sells local advertising time on up to 49 cable networks in more than 30 U.S. markets, including Cox systems and those of other cable companies, reaching over 75 million cable customers. Cox Media also acts as the sales agent for various local news channels and broadcast affiliates. In addition, it offers other products and services, including research, promotions and commercial production, to help businesses connect with their customers.

OUR HERITAGE

Cox Enterprises, Inc., the majority shareholder of Cox Communications, began with the 1898 purchase of the *Dayton* (Ohio) *Evening News* by James M. Cox, who would later serve three terms as Governor of Ohio, and who was the Democratic candidate for U.S. President in 1920. The company Governor Cox founded eventually purchased additional newspapers, radio and television stations, cable TV systems and automobile auctions. Today, privately held Cox Enterprises maintains significant holdings in each of those businesses, as well as numerous related ventures, and had consolidated revenues of approximately $10 billion in 2002.

Cox's telephone and commercial services are currently available in select areas.

COX COMMUNICATIONS LOCATIONS

Following is a list of Cox's major operations (those serving 15,000 or more customers).

ARIZONA
Phoenix
Tucson/Sierra Vista

ARKANSAS
Bentonville, Fayetteville/Springdale, Fort Smith, Jonesboro, Russellville and nearby areas*

CALIFORNIA
Humboldt
Orange County/Palos Verdes
San Diego
Santa Barbara/Bakersfield

FLORIDA
Gainesville/Ocala
Pensacola/Ft. Walton Beach

GEORGIA
Middle Georgia
(Macon, Warner Robins and nearby areas)

KANSAS
Kansas operation includes Dodge City/Garden City, Manhattan/Junction City, Salina, Southeast Kansas, Topeka, Wichita and nearby areas

LOUISIANA
Alexandria, Bossier City, Lafayette, Lake Charles, New Iberia and nearby areas*
Baton Rouge
New Orleans

NEBRASKA
Omaha
(including Council Bluffs, Iowa)

NEVADA
Las Vegas

NEW ENGLAND
New England operation encompasses Rhode Island and portions of Connecticut and Massachusetts

NORTH CAROLINA
North Carolina operation includes Greenville, New Bern, Rocky Mount and nearby areas

OHIO
Cleveland area

OKLAHOMA
Oklahoma operation includes Oklahoma City, Tulsa, Enid, Muskogee, Stillwater, McAlster and nearby areas

TEXAS
Bryan, Georgetown, Tyler, Victoria and nearby areas*
West Texas (Lubbock, Midland, Amarillo, San Angelo, Abilene and nearby areas. Also includes Clovis, New Mexico)

VIRGINIA
Hampton Roads
Northern Virginia (Fairfax County and Fredericksburg)
Roanoke

*These locations are part of the Middle America Cox (MAC) operation, encompassing portions of Arkansas, Louisiana, Missouri, Oklahoma and Texas.

Board of Directors



James C. Kennedy
Chairman and
Chief Executive Officer,
Cox Enterprises, Inc.



G. Dennis Berry
President and
Chief Operating Officer,
Cox Enterprises, Inc.



Janet M. Clarke
Senior Vice President and
Chief Marketing Officer,
DealerTrack, Inc.



Robert C. O'Leary
Executive Vice President
and Chief Financial Officer,
Cox Enterprises, Inc.



James O. Robbins
President and
Chief Executive Officer,
Cox Communications, Inc.



Rodney W. Schrock
President and
Chief Executive Officer,
Panasas, Inc.



Hon. Andrew J. Young
Chairman of the Board,
GoodWorks International LLC,
former Mayor of Atlanta,
former U.S. Ambassador
to the United Nations

Corporate Officers

James C. Kennedy
Chairman of the Board,
Cox Communications, Inc.
Chairman of the Board and
Chief Executive Officer,
Cox Enterprises, Inc.

James O. Robbins
President and Chief Executive Officer

Patrick J. Esser
Executive Vice President, Operations

Jimmy W. Hayes
Executive Vice President,
Finance
Chief Financial Officer

Christopher J. Bowick
Senior Vice President, Engineering
Chief Technical Officer

Jill Campbell
Senior Vice President, Operations

Dallas S. Clement
Senior Vice President,
Strategy and Development

Mae A. Douglas
Senior Vice President and
Chief People Officer

John M. Dyer
Senior Vice President, Operations

James A. Hatcher, Esq.
Senior Vice President,
Legal and Regulatory Affairs

Scott A. Hatfield
Senior Vice President and
Chief Information Officer

Claus F. Kroeger
Senior Vice President, Operations

Joseph J. Rooney
Senior Vice President, Marketing

Preston B. Barnett
Vice President, Tax

Susan P. Ballance
Controller

Susan W. Coker
Treasurer

Ellen M. East
Vice President, Communications and
Investor Relations

Kimberly C. Edmunds
Vice President, Customer Service

Lynne E. Elander
Vice President, Video Product Development

F. William Farina
Vice President, Advertising Sales

William J. Fitzsimmons
Vice President, Accounting and
Financial Planning
Chief Accounting Officer

Roy A. Frederickson
Vice President, Product Development

Thomas G. Guthrie
Vice President,
Information Technology Operations

John G. Hildebrand
Vice President, Multimedia Engineering

Jayson R. Juraska
Vice President, Business Development

J. Lacey Lewis
Vice President, Investor Relations

Sherryl D. Love
Vice President, Materials Management

Andrew A. Merdek, Esq.
Corporate Secretary

Richard A. Mueller
Vice President,
Network Planning,
Engineering and Operations

Alexander V. Netchvolodoff
Vice President, Public Policy

Carrington F. Phillip, Esq.
Vice President, Regulatory Affairs

David Pugliese
Vice President,
Product and Marketing Management

Robert N. Redella
Vice President, Mergers and Acquisitions

James H. Renken
Vice President, Operations Support

Jay A. Rolls
Vice President,
Telephone and Data Engineering

Robin H. Sangston, Esq.
Vice President and Assistant General Counsel

John P. Spalding, Esq.
Vice President and Assistant General Counsel

Shauna J. Sullivan, Esq.
Assistant Secretary

Mark S. Williams
Vice President, Operations Engineering

Robert C. Wilson
Vice President, Programming

Local Management

Each of the following holds the position of Vice President/ General Manager of the operation listed.

Philip C. Ahlschlager, North Carolina

Janet H. Barnard, Omaha, NE

David A. Bialis, Oklahoma

Greg Bicket, New Orleans, LA

Franklin R. Bowers, Hampton Roads, VA

Leo W. Brennan, Orange County, CA

Paul J. Cronin, New England

Keith N. Crossley, Humboldt, CA

J. Michael Dyer, Middle Georgia

William K. Geppert, San Diego, CA

Mike J. Giampietro, Gainesville/Ocala, FL

L. Keith Gregory, Pensacola/Ft. Walton Beach, FL

Kevin H. Haynes, Cleveland, OH

Richard A. Hook, Middle America

Mark F. Lipford, Las Vegas, NV

Catherine R. McCollough, Roanoke, VA

Gary T. McCollum, Northern Virginia

Julie O. McGovern, Santa Barbara/ Bakersfield, CA

J. Stephen Rizley, Phoenix, AZ

Jacqui D. Vines, Baton Rouge, LA

Connie S. Wharton, West Texas

2002 Financial Results

Cox is presenting condensed consolidated financial information in this Summary Annual Report. This Summary Annual Report includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements relating to Cox's future plans, earnings, objectives, expectations, performance, and similar projections, as well as any facts or assumptions underlying these statements or projections. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or those Cox anticipates. Factors that could have a material and adverse impact on Cox's business are identified in the discussion of risk factors in the company's Annual Report on Form 10-K. Cox undertakes no obligation to release publicly any revisions to forward-looking statements made in the Summary Annual Report to reflect events or circumstances after the date of this Summary Annual Report or to reflect the occurrence of unanticipated events.

Independent Auditors' Report

To the Board of Directors and Shareholders of
Cox Communications, Inc.

We have audited the consolidated balance sheets of Cox Communications, Inc. ("Cox") as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Such consolidated financial statements and our report thereon dated March 31, 2003, which expresses an unqualified opinion and includes an explanatory paragraph related to Cox's adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 and SFAS No. 133, as amended (which are not included herein), are included in Cox's 2002 Annual Report on Form 10-K. The accompanying condensed consolidated financial statements are the responsibility of Cox's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2002 and 2001, and the related condensed consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2002, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.



DELOITTE & TOUCHE LLP
Atlanta, Georgia
March 31, 2003

CONDENSED CONSOLIDATED

Balance Sheets

As of December 31 (Thousands of Dollars)	2002	2001
Assets		
Current assets		
Cash	$ 228,704	$ 86,860
Accounts and notes receivable, less allowance for doubtful accounts of $33,607 and $33,514	354,928	421,111
Amounts due from Cox Enterprises, Inc. (CEI)	21,109	13,245
Other current assets	267,341	211,460
Total current assets	872,082	732,676
Net plant and equipment	7,793,178	7,127,908
Investments	397,435	3,515,233
Intangible assets	15,724,288	13,510,894
Other noncurrent assets	218,166	174,725
Total assets	$25,005,149	$25,061,436
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 727,877	$ 674,426
Other current liabilities	216,235	298,408
Current portion of long-term debt	393,040	43,741
Total current liabilities	1,337,152	1,016,575
Deferred income taxes	6,750,635	4,540,061
Other noncurrent liabilities	175,912	170,216
Long-term debt, less current portion	6,922,957	8,373,934
Total liabilities	15,186,656	14,100,786
Minority interest in equity of consolidated subsidiaries	133,403	129,121
Cox-obligated capital and preferred securities of subsidiary trusts	–	1,155,738
Shareholders' equity		
Series A preferred stock – liquidation preference of $22.1375 per share, $1 par value; 10,000,000 shares of preferred stock authorized; shares issued and outstanding: 4,836,372	4,836	4,836
Class A common stock, $1 par value; 671,000,000 shares authorized; shares issued: 598,076,894 and 578,493,107; shares outstanding: 592,567,757 and 572,994,707	598,077	578,493
Class C common stock, $1 par value; 62,000,000 shares authorized; shares issued and outstanding: 27,597,792	27,598	27,598
Additional paid-in capital	4,549,029	3,891,157
Retained earnings	4,638,422	4,912,461
Accumulated other comprehensive income	79,465	473,135
Class A common stock in treasury, at cost: 5,509,137 and 5,498,400 shares	(212,337)	(211,889)
Total shareholders' equity	9,685,090	9,675,791
Total liabilities and shareholders' equity	$25,005,149	$25,061,436

NOTE: Certain amounts in the 2001 financial statements have been reclassified for comparison purposes.

CONDENSED CONSOLIDATED

Statements of Operations

Year Ended December 31 (Thousands of Dollars, excluding share data)	**2002**	2001	2000
Revenues			
Residential			
Video	**$3,439,755**	$3,184,786	$2,902,128
Data	**575,231**	277,921	137,532
Telephony	**344,171**	211,404	106,254
Other	**82,547**	97,234	82,256
Total residential revenues	**4,441,704**	3,771,345	3,228,170
Commercial	**218,830**	144,279	97,807
Advertising	**378,064**	337,579	347,771
Total revenues	**5,038,598**	4,253,203	3,673,748
Costs and expenses			
Cost of services (excluding depreciation)	**2,130,907**	1,882,835	1,510,330
Selling, general and administrative expenses	**1,128,452**	949,410	786,096
Depreciation and amortization	**1,357,906**	1,539,211	1,236,487
Loss on sale of cable systems	**3,916**	–	–
Operating income (loss)	**417,417**	(118,253)	140,835
Interest expense	**(550,645)**	(565,934)	(550,824)
Gain (loss) on derivative instruments, net	**1,125,588**	(211,963)	–
Gain (loss) on investments, net	**(1,317,158)**	1,151,172	3,281,986
Equity in net losses of affiliated companies	**(32,175)**	(40,043)	(7,294)
Other, net	**(5,080)**	(11,882)	7,411
Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	**(362,053)**	203,097	2,872,114
Income tax expense (benefit)	**(125,286)**	94,039	877,031
Income (loss) before minority interest and cumulative effect of change in accounting principle	**(236,767)**	109,058	1,995,083
Minority interest, net of tax	**(37,272)**	(71,147)	(69,828)
Income (loss) before cumulative effect of change in accounting principle	**(274,039)**	37,911	1,925,255
Cumulative effect of change in accounting principle, net of tax	–	717,090	–
Net income (loss)	**$ (274,039)**	$ 755,001	$1,925,255
Share data			
Basic net income (loss) per share			
Basic weighted-average shares outstanding	**608,293,490**	600,365,787	601,951,744
Income (loss) before cumulative effect of change in accounting principle	**$ (0.45)**	$ 0.06	$ 3.20
Cumulative effect of change in accounting principle, net of tax	–	1.20	–
Basic net income (loss) per share	**$ (0.45)**	$ 1.26	$ 3.20
Diluted net income (loss) per share			
Diluted weighted-average shares outstanding	**608,293,490**	608,816,689	608,548,749
Income (loss) before cumulative effect of change in accounting principle	**$ (0.45)**	$ 0.06	$ 3.16
Cumulative effect of change in accounting principle, net of tax	–	1.18	–
Diluted net income (loss) per share	**$ (0.45)**	$ 1.24	$ 3.16

NOTE: Certain amounts in the 2001 and 2000 financial statements have been reclassified for comparison purposes.

CONDENSED CONSOLIDATED

Statements of Cash Flows

Year Ended December 31 (Thousands of Dollars)	2002	2001	2000
Cash flows from operating activities			
Net income (loss)	$ (274,039)	$ 755,001	$ 1,925,255
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	1,357,906	1,539,211	1,236,487
Loss on sale of cable systems	3,916	–	–
(Gain) loss on derivative instruments, net	(1,125,588)	211,963	–
Deferred income taxes	194,370	(306,814)	451,004
(Gain) loss on investments, net	1,317,158	(1,151,172)	(3,281,986)
Equity in net losses of affiliated companies	32,175	40,043	7,294
Minority interest, net of tax	37,272	71,147	63,227
Cumulative effect of change in accounting principle, net of tax	–	(717,090)	–
(Increase) decrease in accounts and notes receivable	52,918	848	(156,278)
(Increase) decrease in other assets	60,502	(40,324)	28,629
Increase (decrease) in accounts payable and accrued expenses	99,805	(30,363)	204,009
Increase (decrease) in taxes payable	(161,197)	328,541	(231,631)
Other, net	177,641	97,777	60,237
Net cash provided by operating activities	1,772,839	798,768	306,247
Cash flows from investing activities			
Capital expenditures	(1,932,416)	(2,205,451)	(2,188,168)
Investments in affiliated companies	(18,800)	(53,991)	(83,252)
Proceeds from the sale and exchange of investments	1,345,952	1,316,192	2,859,872
(Increase) decrease in amounts due from CEI	(7,864)	(7,437)	109,013
Proceeds (payments) from the sale (purchase) of cable systems	12,574	(1,495)	(2,777,717)
Other, net	(7,616)	(1,160)	3,235
Net cash used in investing activities	(608,170)	(953,342)	(2,077,017)
Cash flows from financing activities			
Revolving credit and commercial paper borrowings (repayments), net	(727,384)	(801,385)	1,013,672
Proceeds from issuance of debt, net of debt issuance costs	985,546	1,405,887	2,539,747
Repayment of debt	(704,951)	(386,728)	(1,504,010)
Redemption of preferred securities of subsidiary trust	(502,610)	–	–
Proceeds from exercise of stock options	24,291	10,595	21,954
Distributions paid on capital and preferred securities of subsidiary trusts	(47,764)	(75,955)	(82,260)
Repurchase of Class A common stock	–	–	(211,889)
Premium paid on repurchase of MOPPRS/CHEERS	(25,951)	–	–
Other, net	(24,002)	10,578	38,685
Net cash provided by (used in) financing activities	(1,022,825)	162,992	1,815,899
Net increase in cash	141,844	8,418	45,129
Cash at beginning of period	86,860	78,442	33,313
Cash at end of period	$ 228,704	$ 86,860	$ 78,442

Financial Highlights

Results of Operations

2002 compared with 2001

Total revenues for the year ended December 31, 2002 were $5,038.6 million, an 18% increase over revenues of $4,253.2 million for the year ended December 31, 2001. This increase includes the effects of:

- a 44% increase in customers for advanced services, including digital cable, high-speed Internet access and telephony customers;
- a 6% increase in basic cable rates resulting from increased programming costs and inflation, as well as increased channel availability;
- an increase in commercial broadband customers;
- a continuing rebound in local and national advertising sales; and
- an increase due to costs associated with Cox's high-speed Internet service of approximately $91.6 million, which had been netted against revenues in 2001 under a revenue sharing agreement with Excite@Home, and included in cost of services in 2002 as Cox no longer has a revenue sharing agreement with Excite@Home.

Cost of services, which includes programming costs, other direct costs and field service costs, was $2,130.9 million for the year ended December 31, 2002, an increase of 13% over the same period in 2001. This was primarily due to a 12% increase in programming costs reflecting rate increases, channel additions and customer growth. Other cost of services increased 15%, primarily due to:

- increased labor costs due to the transition from upgrade construction and new product launches to maintenance and related customer costs directly associated with the growth of new subscribers;
- costs associated with Cox's high-speed Internet service of approximately $91.6 million, which had been netted against revenues in 2001 under a revenue sharing agreement with Excite@Home, and included in cost of services in 2002 as Cox no longer has a revenue sharing agreement with Excite@Home; and
- a one-time non-recurring charge of $9.8 million related to the continuation of Excite@Home high-speed Internet service through February 2002;
- partially offset by a one-time non-recurring charge in 2001 of approximately $150.2 million associated with the continuation of Excite@Home high-speed Internet service and the transition to Cox High Speed Internet service following the bankruptcy of Excite@Home.

Selling, general and administrative expenses for the year ended December 31, 2002 increased 19% to $1,128.5 million due to:

- a 21% increase in marketing expense relating to the promotion of new services and bundling alternatives; and
- an 18% increase in general and administrative expenses relating to increased salaries and benefits resulting from an increase in headcount, *and increased property taxes resulting from capital expenditures.*

Depreciation and amortization decreased to $1,357.9 million for the year ended December 31, 2002 from $1,539.2 million for the comparable period in 2001 due to a reduction of approximately $352.6 million in amortization of intangible assets determined to have an indefinite life, offset by an increase in depreciation from Cox's continuing investments in its broadband network in order to deliver additional programming and services. Operating income for the year ended December 31, 2002 was $417.4 million compared to operating loss of $118.3 million for the year ended December 31, 2001. The operating loss in 2001 was primarily due to a one-time non-recurring charge of approximately $150.2 million in the fourth quarter of 2001 associated with the continuation of Excite@Home high-speed Internet service and the transition to Cox high-speed Internet service following the bankruptcy of Excite@Home.

Interest expense decreased to $550.6 million primarily due to interest savings as a result of Cox's interest rate swap agreements and repayment of all commercial paper borrowings.

For the year ended December 31, 2002, Cox recorded a $1.1 billion pre-tax gain on derivative instruments due to the following:

- a $268.8 million pre-tax gain due to the termination of Cox's series of costless equity collar arrangements;
- a $583.1 million pre-tax gain due to a decrease in the fair value of certain embedded derivatives contained in Cox's exchangeable subordinated debentures; and
- a $359.3 million pre-tax gain due to a decrease in the fair value of certain embedded derivatives contained in Cox's zero-coupon debt;
- partially offset by a $85.6 million pre-tax loss due to a decrease in the fair value of Cox's stock purchase warrants.

Net loss on investments for the year ended December 31, 2002 of $1.3 billion was primarily due to:

- $170.4 million pre-tax loss related to the sale of 23.9 million shares of AT&T Wireless common stock;
- $390.6 million pre-tax loss as a result of the change in market value of Cox's investment in Sprint PCS common stock classified as trading; and
- $807.9 million decline in the fair value of certain investments, primarily Sprint PCS, considered to be other than temporary.

Equity in net losses decreased 20% to $32.2 million, primarily due to a $23.9 million loss in 2001 related to Cox's investment in Discovery. Partially offsetting the decrease was increased equity in net losses in 2002 due to additional equity investments.

Financial Highlights

Minority interest, net of tax, of $37.3 million primarily represents distributions on Cox's obligated capital and preferred securities of subsidiary trusts, referred to as FELINE PRIDES and RHINOS. During 2002, Cox settled the FELINE PRIDES primarily with the issuance of Class A common stock and redeemed the RHINOS with cash. Net loss for the year ended December 31, 2002 was $274.0 million compared to net income of $755.0 million for the comparable period in 2001, which included an after-tax cumulative effect of change in accounting principle from adoption of Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended that increased earnings by $717.1 million.

Liquidity and Capital Resources

Uses of Cash

As part of Cox's ongoing strategic plan, Cox has invested, and will continue to invest, significant amounts of capital to enhance the reliability and capacity of its broadband network in preparation for the offering of new services and to make investments in companies primarily focused on cable programming, technology and telecommunications.

During 2002, Cox made capital expenditures of $1.9 billion. These expenditures were primarily directed at costs related to electronic equipment located on customers' premises, costs to upgrade and rebuild Cox's broadband network to allow for the delivery of advanced broadband services and costs associated with network equipment used to enter new service areas. Capital expenditures for 2003 are expected to be approximately $1.6 billion.

In addition to improvement of its own networks, Cox made strategic investments in businesses focused on cable programming, technology and telecommunications. Investments in affiliated companies of $18.8 million included debt and equity funding. Future funding requirements are expected to total approximately $20.0 million over the next two years. These capital requirements may vary significantly from the amounts stated above and will depend on numerous factors as many of these affiliates are growing businesses and specific financing requirements will change depending on the evolution of these businesses.

Net commercial paper repayments during 2002 were $727.4 million. As a result, Cox had no outstanding commercial paper borrowings at December 31, 2002. During 2002, Cox repaid $705.0 million of other debt, which primarily consisted of the repurchase of a portion of its convertible senior notes, the repurchase of its Floating Rate MOPPRS/CHEERS and the repayment of 6.5% senior notes upon their maturity.

During 2002, Cox redeemed the senior notes held by the Cox RHINOS Trust for approximately $502.6 million, and the Cox RHINOS Trust, in turn, redeemed its preferred securities, the RHINOS. Distributions paid on capital and preferred securities of subsidiary trusts of $47.8 million consisted of quarterly interest payments on the FELINE PRIDES and RHINOS.

Sources of Cash

During 2002, Cox generated $1.8 billion from operations. Proceeds from the sale and exchange of investments of $1.3 billion primarily include:

- the sale of 25.2 million shares of Sprint PCS common stock for aggregate net proceeds of approximately $238.7 million;
- the sale of 35.0 million shares of AT&T common stock for aggregate net proceeds of approximately $542.6 million;
- the sale of 23.9 million shares of AT&T Wireless common stock for aggregate net proceeds of approximately $248.2 million; and
- the termination of all costless equity collar arrangements with respect to Sprint PCS common stock, AT&T common stock and AT&T Wireless common stock for aggregate proceeds of approximately $264.4 million.

Proceeds from the issuance of debt, net of debt issuance costs, underwriting commissions and discounts included the issuance of 7.125% notes due 2012 for net proceeds of approximately $986.1 million. The proceeds from this offering were primarily used to redeem the senior notes held by the Cox RHINOS Trust, repurchase the Floating Rate MOPPRS/CHEERS and repay the 6.5% senior notes.

Other

At December 31, 2002, Cox had approximately $7.3 billion of outstanding indebtedness (including cumulative derivative adjustments made in accordance with SFAS No. 133 which reduced reported indebtedness by approximately $1.4 billion). In addition, Cox had approximately $2.0 billion of total available borrowings under its revolving credit facilities and commercial paper program at December 31, 2002.

Investments

Cox has certain investments in companies focused on cable programming, technology and telecommunications. The following summarizes Cox's significant investment activity in 2002.

Discovery Communications, Inc. During 2002, Cox received a $27.1 million partial return on its investment from Discovery. Since Cox's cumulative proportionate share of equity in net losses attributable to Discovery exceeded the carrying amount of its investment in Discovery, this resulted in a pre-tax gain of $27.1 million. At December 31, 2002, Cox owned a 24.9% interest in Discovery.

Sprint PCS. In February and March 2002, Cox terminated its series of costless equity collar arrangements, which managed its exposure to market price fluctuations of 15.8 million shares of Sprint PCS common stock, for aggregate proceeds of approximately $151.6 million and recognized an aggregate pre-tax derivative gain of approximately $168.9 million. In connection with the terminations, Cox also sold the 15.8 million shares of Sprint PCS common stock covered by the collar arrangements for aggregate net proceeds of approximately $155.9 million. In addition, Cox sold 9.4 million shares of Sprint PCS common stock that were not covered by the collar arrangements for aggregate net proceeds of approximately $82.8 million. Cox recognized an aggregate pre-tax gain of $32.8 million on the sale of these shares.

At December 31, 2002, Cox's investment in Sprint PCS was comprised of 66.7 million shares of Sprint PCS common stock and warrants and convertible preferred stock that are exercisable for, or convertible into, approximately 10.3 million shares of Sprint PCS common stock. Of the shares of Sprint PCS common stock owned by Cox, approximately 47.2 million shares are identified with Cox's exchangeable subordinated debentures, the PRIZES, Premium PHONES and Discount Debentures, and 19.5 million are pledged in connection with Cox's prepaid forward contracts to sell up to 19.5 million shares of Sprint PCS common stock. The estimated fair value of Cox's investment in Sprint PCS was $349.2 million at December 31, 2002. Cox recognized an aggregate pre-tax loss of $390.6 million during 2002 as a result of the change in market value of its investment in Sprint PCS common stock classified as trading, and an aggregate pre-tax impairment charge of approximately $795.7 million on its Sprint PCS common stock classified as available-for-sale as a result of a decline in market value that was considered other than temporary.

AT&T Corp. and AT&T Wireless Services, Inc. In February and March 2002, Cox terminated its costless equity collar arrangements which managed its exposure to market price fluctuations of 22.5 million shares of AT&T common stock and 17.2 million shares of AT&T Wireless common stock for aggregate proceeds of approximately $112.8 million and recognized an aggregate pre-tax derivative gain of $99.9 million. In connection with the terminations, Cox also sold the 22.5 million shares of AT&T common stock and 17.2 million shares of AT&T Wireless common stock covered by these collar arrangements for aggregate net proceeds of approximately $527.0 million. In addition, Cox sold 12.5 million shares of AT&T common stock and 6.7 million shares of AT&T Wireless common stock that were not covered by collar arrangements for aggregate net proceeds of approximately $263.8 million. Cox recognized an aggregate pre-tax loss of $170.1 million on the sale of these shares. As a result of these transactions, Cox no longer holds any shares of AT&T common stock or AT&T Wireless common stock.

Cox Interactive Media Joint Ventures. From 1997 through 2002, Cox entered into a series of local joint ventures with Cox Interactive Media, Inc. (CIM), an indirect wholly-owned subsidiary of Cox Enterprises, to develop, operate and promote advertising-supported local Internet content, or "City Sites," in the markets where Cox operates cable television systems featuring high-speed Internet access. During 2002, Cox and CIM agreed to terminate the relationship and entered into a transition services agreement for CIM to continue to operate Cox's City Sites during a transition period. The joint venture entities were dissolved as of December 31, 2002.

Motorola, Inc. In June 2002, Cox sold its remaining 1.7 million shares of Motorola, Inc. common stock for aggregate net proceeds of approximately $24.5 million and recognized aggregate pre-tax loss of $1.5 million.

Intangible Assets

On January 1, 2002, Cox adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* which requires that goodwill and certain intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Cox's indefinite lived intangible assets are comprised of cable franchise value, which Cox obtained through acquisitions of cable systems. The standard also requires the completion of a transitional impairment test with any resulting impairment identified treated as a cumulative effect of a change in accounting principle.

Prior to adoption of SFAS No. 142, Cox described the excess purchase price over the fair value of the identified net assets acquired associated with its acquisitions as either goodwill or franchise value and amortized these assets over 40 years. Cox believes that the franchises, although contractually non-exclusive, provide economic exclusivity for broadband video services to an incumbent cable operator. Accordingly, Cox does not believe it has any goodwill separate and distinct from the value of its cable franchises, and, as such, the nature of the recorded excess purchase price associated with Cox's acquisitions is more appropriately characterized as franchise value. Therefore, in connection with the adoption of SFAS No. 142, Cox reclassified the net carrying value of its goodwill of $3.7 billion to franchise value in order to eliminate the distinction between these two assets. In connection with this reclassification, Cox recorded an additional deferred tax liability of $2.2 billion and a corresponding increase to franchise value, in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes,* related to the difference in the tax basis compared to the book basis of franchise value. This reclassification, including the related deferred taxes, was not reflected in Cox's consolidated balance sheet until December 31, 2002 and had no impact on Cox's consolidated statements of operations.

In connection with the adoption of SFAS No. 142, Cox completed a transitional impairment test of its franchise value as of January 1, 2002. Cox assesses franchise value for impairment under SFAS No. 142 by utilizing a residual approach whereby Cox measures the implied fair value of each franchise value intangible asset subject to the same unit of accounting by deducting from the fair value of each cable system cluster the fair value of the cable system cluster's other net assets, including previously unrecognized intangible assets. Upon adoption of SFAS No. 142, Cox determined that no impairment of franchise value intangible assets existed as of January 1, 2002. When Cox completes its next annual impairment test as of January 1, 2003, Cox will, when measuring the fair value of the cable system cluster's other net assets, consider the guidance contained in EITF Issue No. 02-17, *Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination,* which was issued in October 2002. Cox anticipates that consideration of the guidance in EITF Issue No. 02-17 whereby Cox will consider assumptions that marketplace participants would consider, such as expectations of future contract renewals and other benefits related to the intangible asset, when measuring the fair value of the cable system cluster's other net assets will result in a non-cash impairment charge as of January 1, 2003, and such charge may be significant.

Summary of Operating Statistics

	December 31 2002	December 31 2001[a]
Customer Data		
Customer Relationships		
Basic Video Customers [b]	6,280,849	6,237,888
Non-Video Customers [c]	199,519	117,754
Total Customer Relationships [d]	6,480,368	6,355,642
Revenue Generating Units		
Basic Video Customers [b]	6,280,849	6,237,888
New Services	3,923,734	2,723,173
Total Revenue Generating Units	10,204,583	8,961,061
Video Homes Passed	10,210,091	9,979,207
Basic Video Penetration	61.5%	62.5%
Cox Digital Cable		
Digital Cable Ready Homes Passed	9,890,211	9,258,310
Customers	1,797,364	1,386,039
Penetration of Customers to Basic Customers	28.6%	22.2%
Average Weekly Run Rate [e]	6,493	12,001
High-Speed Internet Access		
High-Speed Internet Access Ready Homes Passed	9,759,194	9,057,020
Customers	1,407,950	883,562
Penetration of Customers to High-Speed Internet Access Ready Homes Passed	14.4%	9.8%
Average Weekly Run Rate [e]	10,435	8,005
Cox Digital Telephone		
Telephony Ready Homes Passed	4,101,158	3,338,097
Customers	718,420	453,572
Penetration of Customers to Telephony Ready Homes Passed	17.5%	13.6%
Average Weekly Run Rate [e]	5,168	4,212
Bundled Customers		
Customers subscribing to two or more services	1,650,709	1,079,421
Penetration of Bundled Customers to Basic Customers	26.3%	17.3%

(a) Cox sold certain cable systems in 2002. After adjusting for such sales, basic video customers and Cox Digital Cable customers at December 31, 2001 were 6,221,235 and 1,384,023, respectively, and video homes passed at December 31, 2001 were 9,947,664.

(b) The number of customers who receive primary analog or digital video service. Additional outlets are not counted.

(c) The number of customers who receive high-speed Internet access or telephony service, but do not subscribe to video service.

(d) The number of customers who receive at least one level of service, encompassing video, data and telephony services, without regard to which service(s) customers purchase.

(e) Average weekly run rates are calculated based on 4th quarter results for the years ended December 31, 2002 and 2001, respectively.

Shareholder Information

Corporate Headquarters

Cox Communications, Inc.
1400 Lake Hearn Dr., NE
Atlanta, GA 30319
404-843-5000
www.cox.com


COX
COMMUNICATIONS

Stock Data

Cox's Class A Common Stock is traded on the New York Stock Exchange
Ticker symbol: COX
Daily newspaper stock table listing: CoxComm A

As of February 28, 2003, there were 4,069 shareholders of record of Cox's Class A Common Stock, two shareholders of record of Cox's Class C Common Stock and three shareholders of record of Cox's Preferred Stock. There is no established trading market for Cox's Class C Common Stock or Preferred Stock. There have been no stock dividends paid on any of Cox's equity securities. Cox does not intend to pay cash dividends in the foreseeable future. See "Management's Discussion and Analysis – Liquidity and Capital Resources – Other," in the company's Annual Report on Form 10-K.

Quarterly Market Information

	Class A Common Stock	
	High	Low
2002		
First Quarter	**$42.09**	**$31.70**
Second Quarter	**37.59**	**24.50**
Third Quarter	**29.19**	**18.95**
Fourth Quarter	**32.00**	**21.70**
2001		
First Quarter	$50.25	$39.36
Second Quarter	47.00	39.75
Third Quarter	44.44	36.73
Fourth Quarter	42.66	36.40

Transfer Agent and Registrar

Wachovia Bank, N.A.
Corporate Trust Group
1525 West W.T. Harris Boulevard, 3C3
Charlotte, NC 28262-1153
800-829-8432
fax: 704-590-7614

Annual Meeting of Shareholders

May 15, 2003, 9 a.m.
Cox Communications Corporate Headquarters
1400 Lake Hearn Dr., NE
Atlanta, GA 30319

Form 10-K

Cox Communications' Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available at www.cox.com/investor or upon written request to:

Investor Relations Department
Cox Communications, Inc.
1400 Lake Hearn Dr., NE
Atlanta, GA 30319
404-843-5000, Ext. 6454

Company Information

Cox Investor Hotline: 888-COX-NYSE (toll-free)
(888-269-6973)

All communications regarding stock transfers, lost certificates or account changes should be directed to the transfer agent, Wachovia Bank, N.A., 800-829-8432.

For other information, contact:

Laura Oberhelman, Manager of Media Relations,
404-269-7562, fax: 404-843-5777, laura.oberhelman@cox.com

Independent Auditors

Deloitte & Touche LLP
191 Peachtree St., Suite 1500
Atlanta, GA 30303-1924
404-220-1500

Designed by Corporate Reports Inc./Atlanta


COX
COMMUNICATIONS

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COX COMMUNICATIONS, INC. 1400 LAKE HEARN DR., NE ATLANTA, GA 30319 404-843-5000 WWW.COX.COM